                                  SCHEDULE 14A
                                 (RULE 14A-101)

                     INFORMATION REQUIRED IN PROXY STATEMENT

                            SCHEDULE 14A INFORMATION

PROXY STATEMENT PURSUANT TO SECTION 14(a) OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )

Filed by the Registrant  /_/

Filed by a Party other than the Registrant   /X/

Check the appropriate box:

     /_/  Preliminary Proxy Statement

     /_/  Confidential,  for Use of the  Commission  Only (as  permitted by Rule
          14a-6(e)(2))

     /_/  Definitive Proxy Statement

     /X/  Definitive Additional Materials

     /_/  Soliciting Material Under Rule 14a-12

                             BKF CAPITAL GROUP, INC.
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                (Name of Registrant as Specified in Its Charter)

                             STEEL PARTNERS II, L.P.
                             STEEL PARTNERS, L.L.C.
                             WARREN G. LICHTENSTEIN
                                  RONALD LABOW
                                 KURT N. SCHACHT
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    (Name of Persons(s) Filing Proxy Statement, if Other Than the Registrant)

    Payment of Filing Fee (Check the appropriate box):

    /X/   No fee required.

    /_/   Fee  computed on table below per Exchange  Act Rules  14a-6(i)(1)  and
          0-11.

    (1)   Title of each class of securities to which transaction applies:

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     (2)  Aggregate number of securities to which transaction applies:

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     (3)  Per unit  price  or other  underlying  value of  transaction  computed pursuant to Exchange  Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

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     (4)  Proposed maximum aggregate value of transaction:

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     (5)  Total fee paid:

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     /_/  Fee paid previously with preliminary materials:

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     /_/  Check box if any part of the fee is offset as provided by Exchange Act
Rule  0-11(a)(2)  and identify the filing for which the  offsetting fee was paid previously.  Identify the previous filing by registration  statement  number, or the form or schedule and the date of its filing.

     (1)  Amount previously paid:

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     (2)  Form, Schedule or Registration Statement No.:

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     (3)  Filing Party:

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     (4)  Date Filed

                                       -2-

                             STEEL PARTNERS II, L.P.

          SUPPLEMENT DATED JUNE 9, 2005 TO THE PROXY STATEMENT OF STEEL
                      PARTNERS II, L.P. DATED MAY 11, 2005

                               GENERAL INFORMATION

            Steel  Partners  II, L.P., a Delaware  limited  partnership  ("Steel
Partners" or "we"),  is mailing this  supplement to you in  connection  with the postponement of the annual meeting of stockholders  (the "Annual Meeting") and a supplement to the proxy  statement (the "BKF  Supplement") of BKF Capital Group,
Inc.,  a Delaware  corporation  ("BKF" or the  "Company"),  dated May 10,  2005, relating to the Annual Meeting. On June 8, 2005, BKF announced that its board of directors (the "BKF Board") postponed the date of the Annual Meeting,  which was previously  scheduled  to be held on June 9,  2005.  The  Annual  Meeting is now scheduled to be held on Thursday, June 23, 2005, at 8:00 a.m., at the offices of
Paul, Weiss, Rifkind,  Wharton & Garrison LLP, 1285 Avenue of the Americas,  New
York, New York.

            Please  note  that   neither   the  record   date  for   determining
stockholders  entitled  to vote at the  Annual  Meeting  nor  the  matters  that stockholders  will be asked to vote on have changed.  All  previously  submitted proxy cards remain valid.  This  supplement is being mailed to  stockholders  of record of the Company commencing on or about June 9, 2005.

            The  BKF   Supplement   does  not  contain  any  new  proposals  for
consideration.  At the Annual Meeting, stockholders will be asked to vote on the same seven  proposals set forth in Steel Partners' proxy statement dated May 11,
2005.  In the BKF  Supplement,  the BKF Board has (1) changed the order in which the proposals will be voted,  (2) modified  Proposal 2 and (3)  supplemented its position  with  respect to  Proposals 6 and 7. The BKF Board has not modified or supplemented  Proposals 3, 4 or 5. Proposal 2 regarding  declassification of the
BKF Board will be presented to stockholders  for a vote prior to Proposal 1. The matters  for  consideration  by  stockholders  at the  Annual  Meeting  will  be submitted to a vote of the  stockholders at that meeting.  Previously  submitted proxy  cards  remain  valid.  YOU DO NOT  HAVE TO TAKE  ANY  ACTION  IF YOU HAVE
PREVIOUSLY VOTED YOUR SHARES OR GIVEN YOUR PROXY ON THE ANNUAL MEETING PROPOSALS
AND DO NOT WISH TO  CHANGE  YOUR  VOTE ON ANY  PROPOSAL.  STOCKHOLDERS  WHO HAVE
ALREADY  VOTED OR GIVEN A PROXY ON THE  PROPOSALS  AND WHO WISH TO CHANGE  THEIR
VOTE ON ANY PROPOSAL SHOULD FOLLOW THE PROCEDURES  DESCRIBED BELOW UNDER "VOTING
AND PROXY PROCEDURES; REVOCATION OF PROXIES."

                         SUPPLEMENTAL PROXY INFORMATION

            Except as  specifically  modified or supplemented by the information contained in this supplement, all information set forth in Steel Partners' proxy statement dated May 11, 2005 remains applicable.

                        BKF'S REVISION TO PROPOSAL NO. 1

                              ELECTION OF DIRECTORS

            According to the BKF Supplement, the vote on Proposal No. 1 will now follow the vote on Proposal No. 2. If Proposal No. 2 is approved by stockholders at the Annual Meeting,  the  classification  of the BKF Board will be eliminated and, accordingly, the terms of all the directors,  including the three directors to be elected at the Annual  Meeting,  will expire at the 2006 annual meeting of stockholders.  If elected,  Steel Partners'  nominees (the "Nominees") intend to serve the full term for which they are elected.

YOU ARE URGED TO VOTE FOR THE  ELECTION  OF THE  NOMINEES ON THE  ENCLOSED  GOLD
PROXY CARD.

                        BKF'S REVISION TO PROPOSAL NO. 2

                      BKF PROPOSAL TO DECLASSIFY BKF BOARD

            In the BKF Supplement,  BKF replaced the description of Proposal No.
2 in its entirety to include an amendment  adopted by the BKF Board,  subject to stockholder  approval,  to  revise  Article  6 of the  Restated  Certificate  of
Incorporation  to eliminate the  classified  board of directors.  As part of the elimination of the classified  board of directors,  Proposal No. 2 provides that the directors elected at the Annual Meeting will serve for a one-year term, that the entire board of directors will stand for election at each subsequent  annual meeting of stockholders  and that directors may be removed with or without cause by a majority of the shares then entitled to vote in the election of directors.

            If the amendment to the Restated  Certificate  of  Incorporation  is
approved by  stockholders,  all directors  will be elected for a one-year  term, such that,  commencing with the 2006 annual meeting of stockholders and for each subsequent  annual  meeting,  the BKF Board  would cease to be  classified.  The amendment to BKF's Restated Certificate of Incorporation is substantially in the form set forth in Appendix A of the BKF Supplement.

            Under BKF's Restated Certificate of Incorporation,  approval of this proposal requires the affirmative vote of the holders of at least eighty percent
(80%) of the shares of BKF's common stock outstanding as of the record date.

YOU ARE URGED TO VOTE FOR BKF'S PROPOSAL TO AMEND BKF'S RESTATED  CERTIFICATE OF
INCORPORATION TO DECLASSIFY THE BKF BOARD ON THE ENCLOSED GOLD PROXY CARD.

                                       -2-

                        BKF'S REVISION TO PROPOSAL NO. 6

               GAMCO'S STOCKHOLDER PROPOSAL TO REDEEM POSION PILL

            In the BKF Supplement, BKF has added a paragraph to its statement in opposition to the stockholder  proposal declaring the proposal to be moot as the
BKF Board has approved the full redemption of rights under the Company's  rights plan  effective  as of the date on which the Annual  Meeting  is held.  However, until the  rights  plan is  actually  eliminated,  the BKF Board may  change its position  with  respect  to such  full  redemption  of  rights  under  the plan.
Notwithstanding  what the BKF Board  states that it plans to do, we believe that it is important for the Company's stockholders to be heard on this matter.

YOU ARE URGED TO VOTE FOR  GAMCO'S  RESOLUTION  RECOMMENDING  THAT THE BKF BOARD
TAKE THE  NECESSARY  STEPS TO REDEEM THE POISON PILL ON THE ENCLOSED  GOLD PROXY
CARD.

                        BKF'S REVISION TO PROPOSAL NO. 7

              OPPORTUNITY PARTNERS' STOCKHOLDER PROPOSAL TO ENGAGE
                            INVESTMENT BANKING FIRM

            In the BKF Supplement, BKF has added a paragraph to its statement in opposition to the stockholder proposal declaring the proposal to be moot because of the BKF Board's  recent  announcement  of its prior  retention of  investment banking  firms  to  explore  strategic  alternatives,  including  a sale  of the
Company. Notwithstanding what the BKF Board stated that it has done in the past, we believe that it is important  for the Company's  stockholders  to be heard on this matter.

YOU ARE URGED TO VOTE FOR OPPORTUNITY PARTNERS' RESOLUTION RECOMMENDING THAT THE
BKF BOARD ENGAGE AN  INVESTMENT  BANKING FIRM TO PURSUE A SALE OF THE COMPANY ON
THE ENCLOSED GOLD PROXY CARD.

               VOTING AND PROXY PROCEDURES; REVOCATION OF PROXIES

            Shares  represented  by properly  executed  GOLD proxy cards will be voted  at the  Annual  Meeting  as  marked  and,  in  the  absence  of  specific instructions,  will be voted FOR the  election of the  Nominees to the BKF Board and FOR the business proposals described in Steel Partners' proxy statement,  as supplemented, and in the discretion of the persons named as proxies on all other matters as may properly come before the Annual Meeting.

                                       -3-

            The enclosed  GOLD proxy card may only be voted for our Nominees and
does  not  confer  voting  power  with  respect  to  the   Company's   nominees.
Accordingly,  you  will  not  have  the  opportunity  to vote  for any of  BKF's nominees.  You can only vote for BKF's nominees by signing and returning a proxy card provided by BKF. Stockholders should refer to the Company's proxy statement for the names, backgrounds,  qualifications and other information concerning the
Company's nominees.  The participants in Steel Partners'  solicitation intend to vote all of their  shares of Company  common  stock in favor of the Nominees and the business proposals described in Steel Partners' proxy statement and will not vote their shares of Company common stock in favor of any of BKF's nominees.

PREVIOUSLY  SUBMITTED  PROXY  CARDS  REMAIN  VALID.  YOU DO NOT HAVE TO TAKE ANY
ACTION IF YOU HAVE  PREVIOUSLY  VOTED  YOUR  SHARES OR GIVEN  YOUR  PROXY ON THE
ANNUAL MEETING PROPOSALS AND DO NOT WISH TO CHANGE YOUR VOTE ON ANY PROPOSAL.

            Stockholders  of BKF may revoke  their  proxies at any time prior to exercise  by  attending  the  Annual  Meeting  and  voting in  person  (although attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy) or by delivering a written notice of  revocation.  The delivery of a
subsequently   dated  proxy  which  is  properly  completed  will  constitute  a revocation of any earlier proxy. The revocation may be delivered either to Steel
Partners in care of Morrow & Co.,  Inc. at the address set forth below or to BKF at One Rockefeller Plaza, New York, New York 10020 or any other address provided by BKF.  Although a revocation is effective if delivered to BKF,  Steel Partners requests that either the original or  photostatic  copies of all  revocations be mailed to Steel  Partners in care of Morrow & Co., Inc. at the address set forth below so that  Steel  Partners  will be aware  of all  revocations  and can more accurately  determine if and when proxies have been received from the holders of record on the record  date of a majority  of the  outstanding  shares of Company common  stock.  Additionally,  Morrow & Co.,  Inc. may use this  information  to contact  stockholders  who have revoked  their proxies in order to solicit later dated  proxies for the  election of the  Nominees  and  approval of the business proposals described herein.

            If you have any  questions  or require  any  additional  information concerning  this  supplement to the proxy  statement of Steel  Partners,  please contact Morrow & Co., Inc. at the address set forth below.

                               MORROW & CO., INC.

                           445 Park Avenue, 5th Floor
                            New York, New York 10022
                                 (212) 754-8000

             BANKS AND BROKERAGE FIRMS, PLEASE CALL: (800) 654-2468
                   STOCKHOLDERS CALL TOLL FREE: (800) 607-0088
                         E-MAIL: STEEL.INFO@MORROWCO.COM

                                       -4-